UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 2)*


                 Air Products and Chemicals, Incorporated
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                009158106
                              (CUSIP Number)

                            December 31, 2003
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 009158106                                                Page 1 of 6
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  NONE


             6   SHARED VOTING POWER
 NUMBER OF

   SHARES
                  NONE
BENEFICIALL

 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
                  12,723,000
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,723,000     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.6%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA








CUSIP: 009158106                                                Page 2 of 6
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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 2

Item 1(a)     Name of Issuer:
       Air Products and Chemicals, Incorporated

Item 1(b)     Address of Issuer's Principal Executive Offices:
       7201 Hamilton Boulevard
       Allentown, PA  18195-1501

Item 2(a)     Name of Person(s) Filing:
       Capital Research and Management Company

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       009158106

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See page 2

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 12,723,000 shares or 5.6% of the 227,264,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

CUSIP: 009158106                                                Page 3 of 6
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Item 5     Ownership of Five Percent or Less of a Class.  If this
       statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          February 6, 2004

        Signature:     *Paul G. Haaga, Jr.
        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President
                       Capital Research and Management Company



        *By    /s/ Anna J. Griffith
               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 14, 2004 included with this filing.








CUSIP: 009158106                                                Page 4 of 6

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     POWER OF ATTORNEY

     The undersigned do hereby appoint James P. Ryan, Anna J. Griffith and Angela Mitchell, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Research and Management Company, AMCAP Fund, Inc., American Balanced Fund, Inc., American Mutual Fund, Inc., American Funds Insurance Series (Growth Fund, International Fund, Growth-Income Fund, Asset Allocation Fund, Global Growth Fund, Global Small Capitalization Fund, New World Fund), The Bond Fund of America, Inc., Capital Income Builder, Inc., Capital World Growth and Income Fund, Inc., EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America. Inc., The Investment Company of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc., SMALLCAP World Fund, Inc., and Washington Mutual Investors Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 14th day of
     January, 2004.

Capital Research and Management Company

/s/ Paul G. Haaga, Jr.
---------------------------------------------------
Name:     Paul G. Haaga, Jr.
Title:     Executive Vice President


American Balanced Fund, Inc.

/s/ Patrick F. Quan
---------------------------------------------------
Name:     Patrick F. Quan
Title:     Secretary


The Growth Fund of America, Inc.
The Income Fund of America, Inc.
Fundamental Investors, Inc.

/s/ Paul G. Haaga, Jr.
---------------------------------------------------
Name:     Paul G. Haaga, Jr.
Title:     Senior Vice President


AMCAP Fund, Inc.
American Mutual Fund, Inc.
The Bond Fund of America, Inc.

/s/ Julie F. Williams
---------------------------------------------------
Name:     Julie F. Williams
Title:     Secretary


CUSIP: 009158106                                                Page 5 of 6

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American Funds Insurance Series
The New Economy Fund
SMALLCAP World Fund, Inc.

/s/ Chad L. Norton
---------------------------------------------------
Name:     Chad L. Norton
Title:     Secretary


Capital Income Builder, Inc.
Capital World Growth and Income Fund, Inc.
EuroPacific Growth Fund
The Investment Company of America
New Perspective Fund, Inc.
New World Fund, Inc.

/s/ Vincent P. Corti
---------------------------------------------------
Name:     Vincent P. Corti
Title:     Secretary


 Washington Mutual Investors Fund, Inc.

/s/ Howard L. Kitzmiller
---------------------------------------------------
Name:     Howard L. Kitzmiller
Title:     Senior Vice President, Secretary and Treasurer
































CUSIP: 009158106                                                Page 6 of 6

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